UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

ILJIN SNT Co., Ltd.
(Dohwa-dong), 45 Maop-daero, Mapo-gu

Seoul, Korea 121-716

Attention: Woo Young Choi

+82-2-707-9742

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN SNT Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,677,616*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,677,616*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,677,616*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9%**

14.	Type of Reporting Person (See Instructions) CO

* Consists of: (i) 8,010,950 Common Shares held by ILJIN SNT and (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants.

** Based on (i) 109,070,405 shares outstanding as of December 12, 2019, as reported in the Issuer’s Prospectus Supplement No. 4, dated December 9, 2019 filed with the Securities and Exchange Commission on December 10, 2019, and the Issuer’s Form 6-K, dated December 12, 2019 filed with the Securities and Exchange Commission on December 12, 2019,  plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN Semiconductor Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 988,887

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 988,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9%*

14.	Type of Reporting Person (See Instructions) CO

* Based on 109,070,405 shares outstanding as of December 12, 2019, as reported in the Issuer’s Prospectus Supplement No. 4, dated December 9, 2019 filed with the Securities and Exchange Commission on December 10, 2019, and the Issuer’s Form 6-K, dated December 12, 2019 filed with the Securities and Exchange Commission on December 12, 2019.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN Steel Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,621,271

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,621,271

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,271

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.5%*

14.	Type of Reporting Person (See Instructions) CO

*Based on 109,070,405 shares outstanding as of December 12, 2019, as reported in the Issuer’s Prospectus Supplement No. 4, dated December 9, 2019 filed with the Securities and Exchange Commission on December 10, 2019, and the Issuer’s Form 6-K, dated December 12, 2019 filed with the Securities and Exchange Commission on December 12, 2019

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN C&S Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,677,616*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,677,616*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,677,616*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9%**

14.	Type of Reporting Person (See Instructions) CO

*Consists of: (i) 8,010,950 Common Shares held by ILJIN SNT and (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants.

** Based on (i) 109,070,405 shares outstanding as of December 12, 2019, as reported in the Issuer’s Prospectus Supplement No. 4, dated December 9, 2019 filed with the Securities and Exchange Commission on December 10, 2019, and the Issuer’s Form 6-K, dated December 12, 2019 filed with the Securities and Exchange Commission on December 12, 2019, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) Sae Kyoung Huh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 988,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 988,887*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9%**

14.	Type of Reporting Person (See Instructions) IN

* Represents Common Shares held by ILJIN SM.

** Based on 109,070,405 shares outstanding as of December 12, 2019, as reported in the Issuer’s Prospectus Supplement No. 4, dated December 9, 2019 filed with the Securities and Exchange Commission on December 10, 2019, and the Issuer’s Form 6-K, dated December 12, 2019 filed with the Securities and Exchange Commission on December 12, 2019

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) Chin Kyu Huh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,410,892*

	8.	Shared Voting Power 10,298,887**

	9.	Sole Dispositive Power 3,410,892*

	10.	Shared Dispositive Power 10,298,887**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,709,779***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%****

14.	Type of Reporting Person (See Instructions) IN

* Represents Common Shares that NH is obligated to transfer to Mr. Huh before December 31, 2019.

**Consists of: (i) 8,010,950 Common Shares held by ILJIN SNT, (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants and (iii) 1,621,271 Common Shares held by ILJIN Steel.

*** Consists of: (i) 3,410,892 Common Shares that NH is obligated to transfer to Mr. Huh before December 31, 2019, (ii) 8,010,950 Common Shares held by ILJIN SNT, (iii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants and (iv) 1,621,271 Common Shares held by ILJIN Steel.

**** Based on (i) 109,070,405 shares outstanding as of December 12, 2019, as reported in the Issuer’s Prospectus Supplement No. 4, dated December 9, 2019 filed with the Securities and Exchange Commission on December 10, 2019, and the Issuer’s Form 6-K, dated December 12, 2019 filed with the Securities and Exchange Commission on December 12, 2019, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

AMENDMENT NO. 6 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Shares on April 8, 2019, Amendment No. 1 thereto filed on June 4, 2019, Amendment No. 2 thereto filed on November 13, 2019, Amendment No. 3 thereto filed on December 6, 2019, Amendment No. 4 thereto filed on December 9, 2019 and Amendment No. 5 thereto filed on December 10, 2019   (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Iljin SNT and Iljin Steel have filed an updated Form 144 with the Securities and Exchange Commission disclosing their intention to sell Common Shares in broker transactions over the 90 day period following the initial filing of the Form 144 by Iljin SNT.  Notwithstanding such bona fide intention to sell, decisions to sell will be made depending on market conditions, and so there can be no assurance that Iljin SNT and/or Iljin Steel will sell all of such Common Shares within that time period. Further, Iljin SNT and Iljin Steel may file additional Forms 144 from time to time with respect to the sale of such Common Shares if they are not completed within the time period covered by a previously filed Form 144, or in the event that the volume restriction allows for additional Common Shares to be sold.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated to read as follows:

(a)-(b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 6 to Schedule 13D.

(c)  On December 11, 2019 Iljin SNT sold 200,000 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $18.13 per share. Such shares were sold in multiple transactions at prices ranging from $18.03 to $18.21.  Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within each such range.

In addition, the information disclosed below pursuant to Item 6 is incorporated into this paragraph (c) by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

On December 18, 2019, NH and Mr. Huh entered into an agreement with respect to the Put Option pursuant to which Mr. Huh agreed to purchase 3,410,892 Common Shares, representing the 3,890,000 Common Shares subject to the Put Option, less 479,108 Common Shares previously sold by NH on the open market, for an aggregate purchase price of KRW 24,500,000,000.  Mr. Huh will purchase (i) 2,980,892 Commons Shares from NH for KRW 21,566,000,000 and (ii) 430,000 Common Shares from NH’s affiliated fund for a purchase price equal to the USD-converted amount of KRW 2,934,000,000. NH and its affiliated fund will be required to transfer such Common Shares to Mr. Huh before December 31, 2019.

CUSIP No. 05156V102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2019	ILJIN SNT CO., LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

ILJIN SEMICONDUCTOR CO., LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

ILJIN STEEL CO., LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

ILJIN C&S CO. LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

/s/ Chin Kyu Huh
Chin Kyu Huh

/s/ Sae Kyoung Huh
Sae Kyoung Huh